

May 19, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (860) 827-3895

Bruce H. Beatt, Esq.
Vice President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re: The Stanley Works Capital Trust I**
> **Form S-4**
> **Filed April 5, 2006**
> **File No. 333-133027**

Dear Mr. Beatt:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cautionary Note Regarding Forward-Looking Statements, page ii

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Relationship Among the Preferred Securities . . ., page 71
Full and Unconditional Guarantee, page 71

2. Please revise to clarify that the holders of the Exchange Preferred Securities have a full, irrevocable, and unconditional right in all instances to directly enforce the guarantee of The Stanley Works with respect to the payments of distributions and all other amounts due on the Preferred Securities and the underlying Junior

Subordinated Debt Securities.

Material United States Federal Income Taxes, page 72

3. We note the statement in the second paragraph that the opinion is based in part on "various other assumptions, opinions, representations and determinations" not contained in the prospectus. If Skadden's tax opinion is based on other tax opinions, that fact should be discussed and the opinions filed. Otherwise, please remove the reference to "opinions" from this sentence.

Available Information, page 80

4. Please delete reference to the Commission's offices in Chicago and New York, as public reference rooms are no longer maintained at these locations.

Exhibits
Exhibit 5.2, Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

5. We note your response to comment 2 of our letter dated May 3, 2006. However, since Skadden will give the opinion regarding the company's binding obligation under the guarantee and notes under New York law, it seems appropriate to have Skadden rely on Ms. Sherer's opinion for supporting matters that relate to the company under Connecticut law, and to remove the related assumptions from its opinion. In this case, Ms. Sherer's opinion should also be revised to reflect that she is aware of and has consented to Skadden's reliance on her opinion.

6. We note your response to comment 4 of our letter dated May 3, 2006. Please delete the assumption that the choice of law provision of the Indenture and Guarantee "is permitted by Connecticut law." Note that we will not object to the qualification that the opinion is subject to general principles of equity.

7. In connection with prior comment 3, please revise the last paragraph on page 2 to refer to laws normally applicable to securities of the type contemplated by the indenture, rather than laws applicable to "the issuance of" these securities, since you are opining on the binding nature of the company's obligations under the guarantee and notes. In addition, we understand that the "laws normally applicable" qualification is intended only to relate to laws governing the indenture and the guarantee, but not the laws governing the legality of the trust preferred securities. Please revise to clarify.

Exhibit 8.1, Tax Opinion

8. We note your response to comment 5 of our letter dated May 3, 2006. Please replace the statement in the opinion of your tax counsel that the prospectus summary presents "a fair and accurate summary of the United States federal

income tax consequences described therein" with a statement that the prospectus disclosure constitutes the opinion of counsel.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory A. Fernicola, Esq. (*via facsimile* 212/735-2000)
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036